FINANCIAL SUMMARY

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                              FY2007 Third Quarter
                   (October 1, 2006 through December 31, 2006)




        English translation from the original Japanese-language document



















                            TOYOTA MOTOR CORPORATION

      This report contains summarized and condensed financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

                                BUSINESS RESULTS

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1. Summary of Consolidated Financial Results for FY2007 Third Quarter

     Financial Results

               Total consolidated vehicle sales in Japan and overseas increased by 175 thousand units, or 8.9%, to 2,155 thousand units in FY2007 third quarter (the three-month period from October 1, 2006 to December 31, 2006) compared with FY2006 third quarter (the three-month period from October 1, 2005 to December 31, 2005). Vehicle sales in Japan in FY2007 third quarter decreased by 30 thousand units, or 5.2%, to 541 thousand units compared with FY2006 third quarter under the declined market in Japan compared to the same period of the prior year. With the efforts of dealers nationwide, however, Toyota's share of the market excluding mini-vehicles was 47.5%, and its share of the market including mini-vehicles was 42.3%, both figures remaining at high levels. Meanwhile, overseas vehicle sales increased significantly by 205 thousand units, or 14.5%, to 1,614 thousand units in FY2007 third quarter compared with FY2006 third quarter, because sales in North
          America, Europe and other regions steadily increased. As for the results of operations, net revenues increased by 813.2 billion yen, or 15.2%, to 6,146.5 billion yen in FY2007 third quarter compared with FY2006 third quarter, and operating income increased by 92.5 billion yen, or 19.2%, to 574.7 billion yen in FY2007 third quarter compared with FY2006 third quarter. Among the factors contributing to the increase in operating income totaling 170.0 billion yen, were marketing efforts of 120.0 billion yen, the effects of changes in exchange rates of 30.0 billion yen and cost reduction efforts of 20.0 billion yen. On the other hand, factors resulting in the decrease in operating income mainly included an increase in expenses of 77.5 billion yen. Income before income taxes, minority interest and equity in earnings of affiliated companies decreased by 24.0 billion yen, or 3.8%, to 615.9 billion yen in FY2007 third quarter compared with FY2006 third quarter due to the recognition of a gain of 143.3 billion yen recorded in FY2006 third quarter from nonmonetary exchange of the investment as a result of the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc. Net income increased by 29.2 billion yen, or 7.3%, to 426.7 billion yen in FY2007 third quarter compared with FY2006 third quarter.

2. Consolidated Financial Results for FY2007 Third Quarter by Segment

  (1) Segment Operating Results

     Automotive:

               Net revenues for the automotive operations increased by 765.7 billion yen, or 15.6%, to 5,665.7 billion yen in FY2007 third quarter compared with FY2006 third quarter, and operating income increased by
          96.8 billion yen, or 22.7%, to 524.1 billion yen in FY2007 third quarter compared with FY2006 third quarter. The increase in operating income was mainly due to increases in both production volume and vehicle units sold, the effects of changes in exchange rates and cost reduction efforts, partially offset by an increase in expenses.

     Financial services:

               Net revenues for the financial services  operations  increased by
          72.3 billion yen, or 27.6%, to 334.3 billion yen in FY2007 third quarter compared with FY2006 third quarter, while operating income decreased by 5.5 billion yen, or 11.7%, to 41.3 billion yen in FY2007 third quarter compared with FY2006 third quarter. The decrease in operating income was mainly due to the valuation losses on interest rate swaps stated at fair value by sales finance subsidiaries in accordance with the Statement of Financial Accounting Standards (FAS) No. 133 (as amended by several guidance including FAS No.138), despite a steady increase in financing volume.

     All other:

               Net revenues for all other businesses increased by 20.6 billion yen, or 7.1%, to 310.5 billion yen in FY2007 third quarter compared with FY2006 third quarter, while operating income decreased by 3.4 billion yen, or 29.7%, to 8.1 billion yen in FY2007 third quarter compared with FY2006 third quarter.

                                 Consolidated 1

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

  (2) Geographic Information

      Japan:

               Net revenues in Japan increased by 430.4 billion yen, or 12.7%, to 3,806.2 billion yen in FY2007 third quarter compared with FY2006 third quarter, and operating income increased by 102.4 billion yen, or 36.4%, to 383.5 billion yen in FY2007 third quarter compared with FY2006 third quarter. The increase in operating income was mainly due to an increase in production volume, the effects of changes in exchange rates and cost reduction efforts, partially offset by an increase in expenses.

      North America:

               Net revenues in North America increased by 351.1 billion yen, or 17.3%, to 2,378.1 billion yen in FY2007 third quarter compared with FY2006 third quarter, while operating income decreased by 28.7 billion yen, or 22.4%, to 99.1 billion yen in FY2007 third quarter compared with FY2006 third quarter. The decrease in operating income was mainly due to the result of temporary expenses with the start up of the Texas plant, as well as the recording of valuation losses on interest rate swaps stated at fair value by sales finance subsidiaries in accordance with the Statement of Financial Accounting Standards (FAS) No. 133 (as amended by several guidance including FAS No.138).

      Europe:

               Net revenues in Europe increased by 217.1 billion yen, or 32.6%, to 883.7 billion yen in FY2007 third quarter compared with FY2006 third quarter, and operating income increased by 8.2 billion yen, or 30.7%, to 34.8 billion yen in FY2007 third quarter compared with FY2006 third quarter. The increase in operating income was mainly due to increases in both production volume and vehicle units sold.

      Asia:

               Net revenues in Asia increased by 60.9 billion yen, or 12.1%,  to
          561.9 billion yen in FY2007 third quarter compared with FY2006 third quarter, while operating income decreased by 10.5 billion yen, or 27.2%, to 28.1 billion yen in FY2007 third quarter compared with FY2006 third quarter. The decrease in operating income was mainly due to decreases in both production volume and vehicle units sold.

      Other:

               Net revenues in other regions increased by 94.7 billion yen, or 22.7%, to 511.1 billion yen in FY2007 third quarter compared with FY2006 third quarter, and operating income increased by 16.3 billion yen, or 111.5%, to 31.0 billion yen in FY2007 third quarter compared with FY2006 third quarter. The increase in operating income was mainly due to increases in both production volume and vehicle units sold.


                                 Consolidated 2

                      CONSOLIDATED PRODUCTION AND SALES

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1. Production


                                                                                                    (Units)
------------------------------------------=====================--------------------------------------------
                                           FY2007 third quarter    FY2006 third quarter
                                          (October 2006 through    (October 2005 through        Increase
                                               December 2006)         December 2005)           (Decrease)
-----------------------------------------------------------------------------------------------------------
                          Japan                       1,319,331               1,177,166            142,165
                 ------------------------------------------------------------------------------------------
                       North America                    286,220                 284,848              1,372
                 ------------------------------------------------------------------------------------------
                          Europe                        182,624                 147,104             35,520
     Vehicles    ------------------------------------------------------------------------------------------
      (new)                Asia                         193,334                 216,727            (23,393)
                 ------------------------------------------------------------------------------------------
                           Other                        110,506                  88,720             21,786
                 ------------------------------------------------------------------------------------------
                      Overseas total                    772,684                 737,399             35,285
                 ------------------------------------------------------------------------------------------
                          Total                       2,092,015               1,914,565            177,450
-----------------------------------------------------------------------------------------------------------
                Houses (Japan)                            1,412                   1,347                 65
------------------------------------------=====================--------------------------------------------


Note: The total production of vehicles (new) includes 220,556 units of Daihatsu brand vehicles (including OEM production) in FY2007 third quarter, and 197,130 units in FY2006 third quarter, and 22,511 units of Hino brand vehicles in FY2007 third quarter, and 25,056 units in FY2006 third quarter.

    2. Sales (by destination)


                                                                                                    (Units)
------------------------------------------=====================--------------------------------------------
                                           FY2007 third quarter    FY2006 third quarter
                                          (October 2006 through    (October 2005 through        Increase
                                               December 2006)         December 2005)           (Decrease)
-----------------------------------------------------------------------------------------------------------
                          Japan                         541,541              571,162               (29,621)
                 ------------------------------------------------------------------------------------------
                       North America                    764,007              642,765               121,242
                 ------------------------------------------------------------------------------------------
                          Europe                        306,046              245,960                60,086
      Vehicles   ------------------------------------------------------------------------------------------
       (new)               Asia                         204,282              217,026               (12,744)
                 ------------------------------------------------------------------------------------------
                           Other                        339,514              303,179                36,335
                 ------------------------------------------------------------------------------------------
                      Overseas total                  1,613,849            1,408,930               204,919
                 ------------------------------------------------------------------------------------------
                          Total                       2,155,390            1,980,092               175,298
                 ------------------------------------------------------------------------------------------
                Houses (Japan)                            1,352                1,307                    45
-------------------------------------------====================--------------------------------------------


Note: The total sales of vehicles (new) include 182,509 units of Daihatsu brand vehicles in FY2007 third quarter, and 165,845 units in FY2006 third quarter, and 21,778 units of Hino brand vehicles in FY2007 third quarter, and 24,803 units in FY2006 third quarter.


                                 Consolidated 3

                        CONSOLIDATED STATEMENTS OF INCOME
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                            (Amounts are rounded to the nearest million yen)
------------------------------------------=====================---------------------------------------------
                                           FY2007 third quarter    FY2006 third quarter           Increase
                                          (October 2006 through   (October 2005 through          (Decrease)
                                              December 2006)        December 2005)
------------------------------------------------------------------------------------------------------------
    Net revenues :                                   6,146,584             5,333,387               813,197

         Sales of products                           5,818,107             5,076,632               741,475

         Financing operations                          328,477               256,755                71,722

    Costs and expenses :                             5,571,795             4,851,176               720,619

         Cost of products sold                       4,716,117             4,132,935               583,182

         Cost of financing operations                  226,448               159,311                67,137

         Selling, general and                          629,230               558,930                70,300
    administrative
    Operating income                                   574,789               482,211                92,578

    Other income (expense) :                            41,153               157,763              (116,610)

         Interest and dividend income                   38,687                22,616                16,071

         Interest expense                              (11,820)               (5,100)               (6,720)

         Other income, net                              14,286               140,247              (125,961)
    Income before income taxes,
      minority interest and equity in
      earnings of affiliated companies                 615,942               639,974               (24,032)

    Provision for income taxes                         240,214               259,286               (19,072)
    Income before minority interest and
      equity in earnings of affiliated
      companies                                        375,728               380,688                (4,960)

    Minority interest in consolidated                  (15,094)              (28,984)               13,890
      subsidiaries
    Equity in earnings of affiliated                    66,137                45,870                20,267
      companies
    Net income                                         426,771               397,574                29,197
------------------------------------------=====================---------------------------------------------

                                                                                                       (Yen)
------------------------------------------=====================---------------------------------------------
    Net income per share - Basic                        133.21                122.22                10.99
    Net income per share - Diluted                      133.13                122.17                10.96
------------------------------------------=====================---------------------------------------------


                                 Consolidated 4

                           CONSOLIDATED BALANCE SHEETS
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)



                                                            (Amounts are rounded to the nearest million yen)
------------------------------------------=====================---------------------------------------------

                                         FY2007 third quarter              FY2006               Increase
                                      (As of December 31, 2006)    (As of March 31, 2006)      (Decrease)
------------------------------------------------------------------------------------------------------------
                   Assets

    Current assets :                              10,916,129              10,735,222                180,907

       Cash and cash equivalents                   1,436,120               1,569,387               (133,267)

       Time deposits                                  26,350                  50,349                (23,999)

       Marketable securities                         477,448                 634,879               (157,431)
       Trade accounts and notes
         receivable, less allowance for
         doubtful accounts                         1,808,325               1,980,680               (172,355)

       Finance receivables, net                    3,858,392               3,497,319                361,073

       Other receivables                             422,775                 416,336                  6,439

       Inventories                                 1,820,605               1,620,975                199,630

       Deferred income taxes                         538,068                 520,494                 17,574

       Prepaid expenses and other                    528,046                 444,803                 83,243
         current assets
    Noncurrent finance receivables, net            5,535,437               4,830,216                705,221

    Investments and other assets                   6,668,480               6,099,529                568,951

    Property, plant and equipment :                7,896,815               7,066,628                830,187

       Land                                        1,240,844               1,215,897                 24,947

       Buildings                                   3,365,715               3,156,613                209,102

       Machinery and equipment                     8,932,025               8,482,832                449,193

       Vehicles and equipment on                   3,245,995               2,605,426                640,569

         operating leases
       Construction in progress                      445,061                 397,076                 47,985

       Less - Accumulated depreciation            (9,332,825)             (8,791,216)              (541,609)
------------------------------------------------------------------------------------------------------------
                Total assets                      31,016,861              28,731,595              2,285,266
------------------------------------------=====================---------------------------------------------


                                 Consolidated 5

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)



                                                            (Amounts are rounded to the nearest million yen)
--------------------------------------=========================---------------------------------------------

                                         FY2007 third quarter              FY2006               Increase
                                      (As of December 31, 2006)    (As of March 31, 2006)      (Decrease)
------------------------------------------------------------------------------------------------------------
               Liabilities

    Current liabilities :                          10,818,204             10,028,735               789,469

       Short-term borrowings                        3,546,541              3,033,019               513,522

       Current portion of long-term debt            2,010,660              1,723,888               286,772

       Accounts payable                             1,926,468              2,086,587              (160,119)

       Other payables                                 724,923                730,184                (5,261)

       Accrued expenses                             1,467,424              1,464,263                 3,161

       Income taxes payable                           307,005                347,488               (40,483)

       Other current liabilities                      835,183                643,306               191,877

    Long-term liabilities :                         8,308,900              7,552,831               756,069

       Long-term debt                               6,319,578              5,640,490               679,088

       Accrued pension and severance                  684,188                679,918                 4,270
       costs
       Deferred income taxes                        1,194,465              1,092,995               101,470

       Other long-term liabilities                    110,669                139,428               (28,759)

              Total liabilities                    19,127,104             17,581,566             1,545,538

      Minority interest in consolidated               619,031                589,580                29,451
                subsidiaries

            Shareholders' equity

    Common stock                                      397,050                397,050                     -

    Additional paid-in capital                        497,375                495,250                 2,125

    Retained earnings                              11,324,669             10,459,788               864,881

    Accumulated other comprehensive
         income                                       577,270                437,316               139,954

    Treasury stock, at cost                        (1,525,638)            (1,228,955)             (296,683)

         Total shareholders' equity                11,270,726             10,560,449               710,277
------------------------------------------------------------------------------------------------------------
    Total  liabilities and  shareholders' equity   31,016,861             28,731,595             2,285,266
------------------------------------------=====================---------------------------------------------


                                 Consolidated 6

                               SEGMENT INFORMATION

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1. Segment Operating Results

(1) FY2007 third quarter (October 2006 through December 2006)


                                                           (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------
                               Automotive       Financial       All Other      Intersegment    Consolidated
                                                Services                       Elimination
------------------------------------------------------------------------------------------------------------
    Net revenues :
    (1) Sales to external         5,662,470         328,477         155,637               -       6,146,584
          customers
    (2) Intersegment
          sales and                   3,262           5,848         154,908        (164,018)              -
          transfers

            Total                 5,665,732         334,325         310,545        (164,018)      6,146,584
------------------------------------------------------------------------------------------------------------
    Operating expenses            5,141,572         292,971         302,418        (165,166)      5,571,795
------------------------------------------------------------------------------------------------------------
    Operating income                524,160          41,354           8,127           1,148         574,789
------------------------------------------------------------------------------------------------------------


(2) FY2006 third quarter (October 2005 through December 2005)


                                                           (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------
                               Automotive       Financial       All Other      Intersegment    Consolidated
                                                Services                       Elimination
------------------------------------------------------------------------------------------------------------
    Net revenues :
    (1) Sales to external         4,894,457         256,755         182,175               -       5,333,387
          customers
    (2) Intersegment
          sales and                   5,596           5,316         107,748        (118,660)              -
          transfers

            Total                 4,900,053         262,071         289,923        (118,660)      5,333,387
------------------------------------------------------------------------------------------------------------
    Operating expenses            4,472,756         215,219         278,367        (115,166)      4,851,176
------------------------------------------------------------------------------------------------------------
    Operating income                427,297          46,852          11,556          (3,494)        482,211
------------------------------------------------------------------------------------------------------------


                                 Consolidated 7

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2. Geographic Information

(1) FY2007 third quarter (October 2006 through December 2006)


                                                           (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------
                           Japan        North      Europe       Asia        Other    Intersegment  Consolidated
                                       America                                       Elimination
------------------------------------------------------------------------------------------------------------
    Net revenues :
    (1) Sales to
          external        2,035,097    2,322,290     833,212     502,480     453,505           -   6,146,584
          customers
    (2) Intersegment
          sales and       1,771,120       55,863      50,476      59,438      57,621  (1,994,518)          -
          transfers

          Total           3,806,217    2,378,153     883,688     561,918     511,126  (1,994,518)  6,146,584
------------------------------------------------------------------------------------------------------------
    Operating expenses    3,422,693    2,278,976     848,858     533,812     480,090  (1,992,634)  5,571,795
------------------------------------------------------------------------------------------------------------
    Operating income        383,524       99,177      34,830      28,106      31,036      (1,884)    574,789
------------------------------------------------------------------------------------------------------------


(2) FY2006 third quarter (October 2005 through December 2005)


                                                           (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------
                           Japan        North      Europe       Asia        Other    Intersegment  Consolidated
                                       America                                       Elimination
------------------------------------------------------------------------------------------------------------
    Net revenues :
    (1) Sales to
          external
          customers       1,929,814    1,968,713     630,269     445,578     359,013           -   5,333,387
    (2) Intersegment
          sales and
          transfers       1,446,028       58,287      36,356      55,480      57,384  (1,653,535)          -

          Total           3,375,842    2,027,000     666,625     501,058     416,397  (1,653,535)  5,333,387
------------------------------------------------------------------------------------------------------------
    Operating expenses    3,094,729    1,899,165     639,968     462,470     401,726  (1,646,882)  4,851,176
------------------------------------------------------------------------------------------------------------
    Operating income        281,113      127,835      26,657      38,588      14,671      (6,653)    482,211
------------------------------------------------------------------------------------------------------------


                                 Consolidated 8

[REFERENCE]

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

UNCONSOLIDATED STATEMENTS OF INCOME


                                               (Million yen; amounts less than one million yen are omitted)
-----------------------------------------=====================----------------------------------------------
                                         FY2007 third quarter   FY2006 third quarter
                                         (October 2006 through (October 2005 through        Increase
                                            December 2006)         December 2005)          (Decrease)
------------------------------------------------------------------------------------------------------------
   Net sales                                         3,036,115             2,661,819               374,296

   Gross profit                                        627,038               518,736               108,302

   Operating income                                    320,460               233,268                87,192

   Ordinary income                                     483,043               352,364               130,679

   Income before income taxes                          483,043               352,364               130,679

   Income taxes - current                              155,400               110,700                44,700

   Income taxes - deferred                              (6,236)               (3,405)               (2,831)

   Net income                                          333,879               245,069                88,810
-----------------------------------------=====================----------------------------------------------


  UNCONSOLIDATED BALANCE SHEETS


                                               (Million yen; amounts less than one million yen are omitted)
-----------------------------------------=====================----------------------------------------------
                                            FY2007 third quarter
                                               (As of December            FY2006               Increase
                                                  31,2006)        (As of March 31,2006)       (Decrease)
-----------------------------------------=====================----------------------------------------------
                  Assets
   Current assets                                    3,550,572             3,795,723              (245,151)
       Cash, deposits and trade                      1,303,851             1,314,316               (10,465)
         accounts receivable
       Marketable securities                           616,725               922,033              (305,308)
       Others                                        1,629,995             1,559,373                70,622
   Fixed assets                                      6,379,162             6,113,286               265,876
    Property, plant and equipment                    1,283,992             1,279,608                 4,384
       Buildings, machinery and                        710,020               668,205                41,815
       equipment
       Others                                          573,972               611,403               (37,431)
    Investments and other assets                     5,095,169             4,833,678               261,491
       Investments in securities                     2,496,149             2,314,903               181,246
       Others                                        2,599,020             2,518,775                80,245
------------------------------------------------------------------------------------------------------------
                  Total                              9,929,734             9,909,010                20,724
-----------------------------------------=====================----------------------------------------------

-----------------------------------------=====================----------------------------------------------
                                          FY2007 third quarter
                                            (As of December              FY2006             Increase
                                                31,2006)         (As of March 31,2006)     (Decrease)
-----------------------------------------=====================----------------------------------------------
               Liabilities
    Current liabilities                              2,146,999              2,379,900             (232,901)
    Long-term liabilities                              861,979                842,213               19,766
                      Total liabilities              3,008,978              3,222,114             (213,136)
               Net assets
    Shareholders' equity                             6,392,350                      -            6,392,350
    Valuation and translation
          adjustments                                  527,673                      -              527,673
    Stock acquisition rights                               732                      -                  732
                       Total net assets              6,920,756                      -            6,920,756
          Shareholders' equity
    Common stock                                             -                397,049             (397,049)
    Capital surplus                                          -                416,970             (416,970)
    Retained earnings                                        -              6,614,868           (6,614,868)
    Net unrealized gains on other                            -                518,155             (518,155)
          securities
    Less: treasury stock                                     -             (1,260,148)           1,260,148
             Total shareholders' equity                      -              6,686,895           (6,686,895)
------------------------------------------------------------------------------------------------------------
                  Total                              9,929,734              9,909,010               20,724
-----------------------------------------=====================----------------------------------------------
